PROMISSORY NOTE

Denver, Colorado

$450,000.00   September 16, 2011

Vista International Technologies, Inc., a Delaware corporation with its principal place of business at 88 Inverness Circle East, N-103, Englewood, CO 80112 (the "Payor"), for value received, hereby unconditionally promises to pay to the order of **RICHARD C. STRAIN**, an individual residing at 15 Loockerman Avenue, Poughkeepsie, New York 12601 (the "Payee"), on the earlier of (i) the date of commencement of any bankruptcy, insolvency or similar proceedings in respect of the Payor, (ii) November 14, 2011, or (iii) the closing of the sale described in that certain Real Estate Sales Contract between Payor and Brown Family Lewisville Railroad Family First, L.P., dated February 14, 2011 (collectively, the "Maturity Date"), in lawful money of the United States of America, the maximum principal sum of FOUR HUNDRED FIFTY THOUSAND and 00/100 ($450,000.00) DOLLARS (the "Maximum Principal Amount") or such lesser amount as shall have been advanced by Payee to Payor, together with interest thereon as hereinafter provided.

SECTION 1.   Interest. Interest shall accrue on the outstanding principal amount of this Promissory Note at the rate of nine percent (9%). Interest shall be computed based upon a 365 day year.

SECTION 2.   Advances. Payee shall make an advance to the Payor in the amount of One Hundred Seventy-Five Thousand Dollars ($175,000.00) immediately upon the execution of this Note and the Security Agreement referenced in Section 5 below (the "Initial Payment"). Thereafter, from time to time, Payee may make additional advances, or loans, to Payor up to $275,000.00 to enable Payor to purchase certain equipment, such amounts to be paid directly to each vendor upon receipt of supporting invoices for said purchased equipment. Each such advance will be subject to the terms and conditions of this Note. Each advance will be supported by submission of a Request for Advance in the form annexed as Exhibit A hereto and any applicable supporting documentation as required by Payee.

SECTION 3.   Repayments. A repayment of all outstanding principal and accrued interest, if any, shall be due and payable on the Maturity Date. All repayments shall be applied in the following order of priority: (i) outstanding unpaid fees and costs for which Payee may be responsible pursuant to the Security Agreement referenced in Section 5 herein, (ii) accrued and unpaid interest and (iii) principal.

SECTION 4.   Priority. This Promissory Note shall not be subordinated or junior in right of payment or distribution to any other indebtedness, liabilities or obligation of any kind or nature whatsoever and shall be senior or pari passu in right of payment and distribution to any and all such other indebtedness, liabilities and obligations of the Payor.

SECTION 5. <u>Security</u>. The obligations under this Note are secured by that certain Security Agreement between Payor and Payee of even date herewith.

SECTION 6. <u>Miscellaneous</u>. (a) The Payor hereby waives presentment, demand, protest and notice of any kind whatsoever in connection with this Promissory Note. The nonexercise by the holder of any of its rights hereunder in any particular instance shall not constitute a waiver thereof in that or any subsequent instance.

(b) The Payor may prepay all or part of the principal hereof at any time without penalty.

(c) **This Promissory Note shall be construed in accordance with and governed by the law of the State of New York**.

(d) All borrowings evidenced by this Promissory Note and all payments and prepayments of the principal hereof and interest hereon shall be recorded by such holder in its internal records, <u>provided</u>, <u>however</u>, that the failure of the holder hereof to make such a notation or any error in such a notation shall not affect the obligation of the Payor under this Promissory Note. All payments and prepayments payments received by the Payee shall be applied first to accrued interest and, thereafter, to principal.

IN WITNESS WHEREOF, the undersigned has caused this Promissory Note to be duly executed as of the day and year first above written.

VISTA INTERNATIONAL TECHNOLOGIES, INC.

_____

By: Bradley A. Ripps
Title: Interim CEO

EXHIBIT A

Request for Advance

Pursuant to the terms of Section 2 of that certain Promissory Note dated September 16, 2011, between Vista International Technologies, Inc. (the "Payor") and Richard C. Strain (the "Payee"), Payor hereby requests the following advance(s):

Creditor/Vendor Name & Address	Amount of Advance	Payment Instructions

All Requests for Advances shall be supported by documentation evidencing the amount paid or to be paid with the Advance.